Via Facsimile and U.S. Mail
Mail Stop 6010

December 27, 2007

Mr. Mark P. Colonnese
EVP, Commercial Operations and CFO
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004

Re: AtheroGenics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarter Ended June 30, 2007
File No. 0-31261

Dear Mr. Colonnese:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006
Notes to the Financial Statements, page 46
5. Convertible Notes Payable, page 50

1. In order to properly evaluate the accounting for the inducement of the convertible debt, please provide us supplementally your calculation of the $3.5 million

charge. Include in your response the market price of the company's stock on the date of conversion.

Item 9A Controls and Procedures, page 56

2. We note your disclosure that "Our chief executive officer and chief financial officer, …………………………, have concluded that our disclosure controls and procedures are effective." Please tell us supplementally whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-Q for the quarter ended June 30, 2007
Notes to Condensed Financial Statements, page 4
9. Convertible Notes Payable, page 6

3. Please explain to us your basis for applying what appears to be modification accounting under EITF 96-19 instead of extinguishment accounting. Provide to us the calculations that support this treatment.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at 202-551-3715 with questions on the other comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant